October 6, 2005

Mail Stop 7010


By U.S. Mail and facsimile to (214) 880-3599

Donald F. McAleenan, Esq.
Senior Vice President and General Counsel
Builders FirstSource, Inc.
2001 Bryan Street, Suite 1600
Dallas, Texas 75201


Re: 	Builders FirstSource, Inc.
	Registration Statement on Form S-4
Filed September 2, 2005
	File No. 333-128066


Dear Mr. McAleenan:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. We note your response to comment 3 of our letter dated
September
23, 2005. Please note that we must review this supplemental letter prior to accelerating the effectiveness of this registration statement.
The Exchange Offer, page 91

2. We note your response to comment 19 of our September 23 letter. We note disclosure under Withdrawal Rights on page 96 that you will return Old Notes that are not exchanged "as soon as practicable after withdrawal, non-acceptance of tender or termination of the exchange offer." Exchange Act Rule 14e-1(c) requires that the notes be returned "promptly" in these circumstances, rather than "as soon as practicable." Please revise this statement accordingly.

Procedures for Tendering the Old Notes, page 92

3. We note your response to comment 26 of our letter dated
September
23, 2005, as well as the statement on page 93 and in the Letter of Transmittal that you "also reserve the absolute right to waive any defects or irregularities or conditions of the Exchange Offer as to any Old Notes either before or after the Expiration Date . . . ."
Please note that all offer conditions other than those related to the receipt of government regulatory approvals must be satisfied or waived at or before the expiration of the offer. Revise accordingly.

Exhibit 5.1, Legal Opinion

4. We note your response to comment 28 of our letter dated
September
23, 2005, with respect to the qualification in the opinion of Skadden
Arps about laws that, in the firm`s experience, are normally applicable to transactions of the type contemplated by the Exchange
Offer. Submit a revised opinion of counsel that deletes reference to
"in our experience."

      In addition, note that although the staff has previously accepted the qualifications in the last paragraph on page 2 after deleting the reference to counsel`s experience, this has always been done with the understanding that Skadden Arps would revise its opinion per an agreement to be reached with Martin Dunn. In January
18, 2005 correspondence relating to Crompton Corporation addressed to
Pamela Long from Michael J. Zeidel, Skadden Arps acknowledged that the staff would accept the "normally applicable" qualification for purposes of that registration statement so long as the "in our experience" language was omitted and that future Exhibit 5 opinions provided by Skadden Arps would be revised per an agreement to be reached between the Commission and Skadden Arps. The same representation by Skadden Arps was made in correspondence relating to
Hexcel Corp. dated April 30, 2003 addressed to Pamela Long from Thomas W. Greenberg, referring to discussions among Mr. Dunn, Colleen
Mahoney, and Matthew Mallow on April 23, 2003. To date, there has been no agreement reached between Skadden Arps and the staff permitting the use of this limitation. We may have additional comments upon review of the proposed revisions to the opinion of Skadden Arps and further discussions with counsel, as necessary. After this transaction is completed, we look forward to finally receiving proposed language from Skadden Arps for future opinions relating to these matters.

5. Please also amend the opinion to eliminate language about the law normally applicable to "transactions" and instead address the law applicable to the securities governed by the Indenture, as paragraph
(b)(5) to Item 601 of Regulation S-K requires an opinion of counsel as to the legality of the securities being registered.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Matt Franker, Staff Attorney, at (202) 551-
3749
with any questions.  Alternatively, you may contact me at (202)
551-
3767.


Sincerely,



Jennifer Hardy
Branch Chief



cc:	Allison L. Amorison, Esq. (via facsimile 302/651-3001)
	Skadden, Arps, Slate, Meagher & Flom LLP
	One Rodney Square
	P.O. Box 636
	Wilmington, Delaware 19899-0636

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Donald F. McAleenan, Esq.
Builders FirstSource, Inc.
October 6, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

           DIVISION OF
CORPORATION FINANCE